ASIA PROPERTIES, INC.
                               114 Magnolia Street
                                  Suite 400-115
                              Bellingham, MA 98225
                                 (360) 992-2841


                                  July 26, 2004

VIA  ELECTRONIC  SUBMISSION

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Judiciary  Plaza
Washington,  D.C.  20549

                  Re: Asia Properties, Inc. (the "Company") SEC File Number: 333-105921
                           Form  SB-2  Registration  Statement


Ladies  and  Gentlemen:

         We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because we have terminated our initial agreement with Cornell Capital Partners which formed the primary securities registered by the SB-2. We are in the final process of entering into new agreements with Cornell Capital Partners and will file a new SB-2 at that time with those documents. That filing will be accompanied by a response letter reflecting your comments to the most recent SB-2 filing made by Asia Properties, Inc. If you have any questions concerning this matter, please contact the undersigned or our securities counsel, M. Richard Cutler, Cutler Law Group, 3206 West Wimbledon Drive, Augusta, GA 30909; (706) 737-6600. Please note that all new correspondence should be sent to Mr. Cutler.

         Thank  you  for  your  assistance  in  this  matter.


                                            ASIA  PROPERTIES,  INC.


                                            By:  /s/  Daniel  Mckinney
                                                    Daniel  Mckinney
                                                    President